Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Neovasc Announces Agreement With LeMaitre Vascular for Exclusive
     Distribution Rights to its Biological Vascular Strips

     <<
     --Vascular Device Leader LeMaitre Vascular to Distribute Neovasc's
     Biological Vascular Strips in the U.S. and Europe, With Option to
     Purchase the Product Line--
     >>

     VANCOUVER, Jan. 26 /CNW/ - Neovasc Inc. (TSXV: NVC), a new specialty vascular device company, today announced that it has entered into a distribution agreement with LeMaitre Vascular, Inc. (Nasdaq: LMAT) for
Neovasc's biological vascular strip for use in vascular surgery procedures.
Under the terms of the seven-year agreement, LeMaitre Vascular has exclusive rights to market and sell certain sizes of Neovasc's tissue patch products used for vascular surgery in the United States and Europe.
     "LeMaitre Vascular has a well-earned reputation among vascular surgeons for technical innovation and strong sales and customer support, and we are delighted that they will be distributing our vascular strip products" said
Alexei Marko, chief executive officer of Neovasc. "The performance and exceptional handling characteristics of our tissue products make them appropriate for a number of vascular applications, including carotid endarterectomy, which should complement LeMaitre Vascular's gold-standard
Pruitt-Inahara Carotid Shunt line. We are very pleased that this superior product will now benefit from the expertise and reach of the high quality sales and marketing professionals at LeMaitre Vascular."
     The Neovasc biologic vascular strip is derived from bovine pericardial tissue, a biocompatible and versatile material that has been shown to have exceptional strength and handling characteristics, allowing surgeons the flexibility to implant with ease. This biocompatible material also has a
20-year safety record of use in cardiac indications. The strip is well-suited for use in carotid endarterectomy as well as other precision vascular applications.
     Under the terms of the agreement, LeMaitre Vascular has the option to purchase the biologic vascular strip product technology from Neovasc after five years. LeMaitre Vascular's use of the technology after acquisition would be limited to the manufacture of strips for use in vascular procedures, and
Neovasc would retain the rights to all other applications of its biological patch technology. Further details of the agreement were not disclosed.

     About LeMaitre Vascular

     LeMaitre Vascular is a provider of devices for the treatment of peripheral vascular disease. The company develops, manufactures and markets disposable and implantable vascular devices to address the needs of vascular surgeons. The company's devices are used to treat peripheral vascular disease;
a condition that the company estimates affects more than 20 million people worldwide. Well-known to vascular surgeons, the company's diversified product portfolio consists of brand name devices that are used in arteries and veins outside of the heart including the Expandable LeMaitre Valvulotome, the
Pruitt-Inahara Carotid Shunt and the newly-introduced TAArget Thoracic Stent
Graft. For more information, visit http://www.lemaitre.com.

     About Neovasc Inc

     Neovasc Inc. (formerly Medical Ventures Corp.), is a new specialty vascular device company that develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. Neovasc is comprised of the former Medical Ventures Corp., Neovasc Medical Ltd. and
B-Balloon Ltd. The company's current products include, Metricath(R) for intravascular measurement and PeriPatch(TM) surgical tissue and staple line reinforcement products. Neovasc has a development pipeline of innovative new products, and provides contract medical device development and manufacturing services. For more information, visit: www.neovasc.com.

     Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words
"anticipates," "believes," "may," "continues," "estimates," "expects," and
"will" and words of similar import, constitute "forward-looking statements"
within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which Neovasc operates;
history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes;
competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Neovasc; and other factors referenced in the
Neovasc's filings with Canadian securities regulators. Although Neovasc believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Neovasc does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

     %CIK: 0001399708

     /For further information: Corporate contact: Neovasc Inc., Chris Clark,
(604) 248-4138; U.S. media & investor contact: GendeLLindheim BioCom Partners,
Barbara Lindheim, (212) 918-4650/
     (NVC.)

CO:  Neovasc Inc.

CNW 07:32e 26-JAN-09